UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

PHX Minerals Inc.
(Name of Subject Company)

PHX Minerals Inc.
(Names of Persons Filing Statement)

Common Stock, $0.01666 par value per share
(Title of Class of Securities)
69291A100
(CUSIP Number of Class of Securities)
Chad L. Stephens
President and Chief Executive Officer
PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, TX 76107
(405) 948-1560
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Robert J. Mittman, Esq.
Brad L. Shiffman, Esq.
Blank Rome LLP
1271 Avenue of the Americas
New York, NY 10020
(212) 885-5000
Ralph D’Amico
Chief Financial Officer
PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, TX 76107
(405) 948-1560
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by PHX Minerals Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2025, as amended on June 12, 2025. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by WhiteHawk Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of WhiteHawk Acquisition, Inc., a Delaware corporation (“Parent”), to acquire any and all of the issued and outstanding Shares at a price per Share of $4.35, in cash, net to the holder thereof, without interest and subject to applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by WhiteHawk Income Corporation, Parent and Merger Sub with the SEC on May 22, 2025, and is made upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange. The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment refer to the Schedule 14D-9.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information — Annual Quarterly Reports” on page 46:
“Expiration of the Offer
The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City Time, at the end of June 20, 2025 (such date and time, the “Expiration Time”), without being extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), has advised that, as of the Expiration Time, 28,806,761 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee) had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 73.7% of the aggregate number of issued and outstanding Shares as of the Expiration Time. Accordingly, the number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Condition. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 50,315 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 0.1% of the aggregate number of then issued and outstanding Shares.
As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with the terms of the Merger Agreement. At the effective time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by any stockholders who have properly demanded their appraisal rights in accordance with Section 262 of the DGCL, (ii) Shares owned directly by the Company (or any wholly owned subsidiary of the Company), Parent, Purchaser or any of their respective affiliates and (iii) the Company’s restricted Shares) will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding.
Following the Merger, the Shares will no longer be listed on the New York Stock Exchange.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: June 23, 2025
PHX MINERALS INC.
By: /s/ Chad L. Stephens Name: Chad L. Stephens Title: President and Chief Executive Officer